Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-66421, Form S-8 No. 333-32850, and Form S-8 No. 333-58018) pertaining to the Smurfit-Stone Container Corporation Savings Plan, the Smurfit-Stone Container Corporation Hourly Savings Plan, the Jefferson Smurfit Corporation Hourly Savings Plan, the Smurfit Packaging Corporation Savings Plan, and the St. Laurent Paperboard Hourly Savings Plan of our reports dated May 16, 2003, with respect to the financial statements and supplemental schedules of the Smurfit-Stone Container Corporation Savings Plan, the Smurfit-Stone Container Corporation Hourly Savings Plan, the Jefferson Smurfit Corporation Hourly Savings Plan, the Smurfit Packaging Corporation Savings Plan, and the St. Laurent Paperboard Hourly Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

/s/    Ernst & Young LLP

St. Louis, Missouri

June 27, 2003